Exhibit 21.1

List of Subsidiaries

Name	Place of Incorporation
Fisgard Holdings Ltd.	British Virgin Islands
Hong Kong English Educational Services Limited	Hong Kong
South Horizon Education Limited	Hong Kong
Universal English Education Limited	Hong Kong
Eleven Education Limited	Hong Kong
Universal Education Limited	Hong Kong
Happy Monkey Learning Center Limited	Hong Kong
Bellagio Education Limited	Hong Kong
HFC Education Limited	Hong Kong
Shatin Educational Limited	Hong Kong
Laguna City Education Limited	Hong Kong
Belvedere Garden Education Limited	Hong Kong
Sai Wan Education Limited	Hong Kong
MOS Education Limited	Hong Kong
MHP Education Limited	Hong Kong
Telford Education Limited	Hong Kong
Polam Education Limited	Hong Kong
Lagoon Education Limited	Hong Kong